Filed Pursuant to Rule 425
by Legato Systems, Inc.
with respect to
OTG Software, Inc.
SEC File No. 000-29809

Financial Overview

Customers Come First

Andy Brown
CFO

March 1, 2002

LEGATO

Keeping the World's Business-Critical Information Available

Financial Goals

Strong Balance Sheet

+

Strong Operating Model

=

Shareholder Value

LEGATO

otg SOFTWARE

Objectives

- 2001 – Year of Investment
  - Consistent Results
    - People
    - Process
    - Systems
  - Customer 1st Focus
  - Scaleable Infrastructure
  - Strengthen Balance Sheet
  - Long Term Model Development

LEGATO

otg SOFTWARE

Objectives

- **2002 – Year of Execution**
  - Grow Profitability
    - Revenue growth = 13%-18%
    - Breakeven in Q2
    - Profitable in Q3 and Q4
  - Cash Flow Positive
  - Customer 1st Focus
  - Move toward Long Term Model

LEGATO

otg SOFTWARE

Long Term Operating Model

	2001	Long Term Model
Revenue Growth	5%	> Industry Growth Rates
Gross Margins	78%	> 80%
Expenses		
✓*R&D*	27%	17% - 19%
✓*Marketing and Sales*	52%	36% - 40%
✓*G&A*	13%	7% - 9%
Operating Income	(13%)	15% - 20%
Channels		
✓*Direct*	39%	25% - 30%
✓*Indirect*	61%	70% - 75%

LEGATO

otg SOFTWARE

OTG Acquisition

- Accelerates Growth
- Accelerates Profitability
- Strengthens Balance Sheet
- Synergistic
  - Costs
  - Products
  - Channels

LEGATO

otg SOFTWARE

Transaction Summary

Deal Terms	Summary
Structure	✓ Cash and stock in a tax-free merger / accounted for under the purchase accounting method
Consideration	✓ $2.50 a share of cash and .6876 shares of LGTO for every share of OTG
	✓ $375 Million purchase price
	✓ 20.6% pro forma diluted equity ownership for OTG shareholders / 79.4% for existing Legato shareholders
Expected Close	✓ During the 2nd Qtr, pending shareholder approval of both companies

LEGATO

otg SOFTWARE

Leverage Channel Opportunity



- DIRECT
- INDIRECT
61%
33%
67%
19%
%

% of revenue – YE 2001

LEGATO

otg SOFTWARE

Expand International Sales



N. America
- EMEA
- ROW
17%
36%
14%
27%
59%
8%
5%
87%

% of revenue – YE 2001

LEGATO

otg SOFTWARE

Model Acceleration

	2001	2003 exit run rate
Revenue Growth	5%	$115M - $125M Qtrly
Gross Margins	78%	> 80%
Expenses		
✓*R&D*	27%	17% - 19%
✓*Marketing and Sales*	52%	36% - 40%
✓*G&A*	13%	7% - 9%
Operating Income	(13%)	15% - 20%
Channels		
✓*Direct*	39%	25% - 30%
✓*Indirect*	61%	70% - 75%

LEGATO

otg

LEGATO®

Keeping the World's Business-Critical Information Available